United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Rio de Janeiro, September 4, 2023

To

B3 S.A. – Brazil, Bolsa, Balcão

Issuer Listing and Supervision Superintendence

and

COMISSÃO DE VALORES MOBILIÁRIOS – CVM

Corporate Relations Superintendence

Company Monitoring Management - 2

Forwarded via Digital Protocol - CVM website

Attn: Ms. Ana Lucia Pereira - Superintendence of Listing and Supervision of Issuers at B3

Mr. Fernando Soares Vieira - CVM's Corporate Relations Superintendence

Mr. Francisco José Bastos Santos - CVM Market Relations and Intermediaries Superintendence

Ref.: Letter No. 1066/2023 - SLS

Subject: Atypical Oscillation - Clarifications on B3/CVM Questions

Dear All

VALE S.A. ("Company"), in compliance with the provisions of Securities and Exchange Commission ("CVM") Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), hereby informs its shareholders and the market in general that it received from B3 S.A. - Brasil, Bolsa, Balcão, on November 4, 2022, Official Letter 1203/2022 - SLS ("Official Letter"), through which it requested the following:

"In view of the latest oscillations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we request that you inform us, by September 4, 2023, if there is any fact known to you that may justify them.

Shares ON
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Medium	Last	Oscil. %	No neg.	Quantity	Volume (BRL)
08/21/2023	61.49	61.02	61.74	61.29	61.20	-0.03	43,071	17,695,300	1,084,606,592.00
08/22/2023	62.04	62.03	62.86	62.45	62.58	2.25	55,259	30,995,800	1,935,723,157.00
08/23/2023	63.25	63.04	63.67	63.32	63.04	0.74	42,945	19,128,500	1,211,171,813.00
08/24/2023	62.69	61.83	62.69	62.23	62.20	-1.33	32,717	17,821,500	1,109,070,869.00
08/25/2023	62.67	61.90	62.78	62.26	62.07	-0.21	27,867	11,395,300	709,469,874.00
08/28/2023	62.43	62.27	63.27	62.96	62.96	1.43	32,982	14,173,600	892,431,348.00
08/29/2023	63.38	63.23	65.03	64.43	64.97	3.19	60,197	28,625,700	1,844,343,610.00
08/30/2023	65.21	64.73	65.87	65.15	64.98	0.02	39,261	21,812,600	1,421,057,432.00
08/31/2023	65.57	65.08	66.17	65.49	65.08	0.15	48,78	31,011,100	2,030,913,388.00
01/09/2023*	66.69	66.63	69.00	67.87	68.91	5.88	119,68	49,365,300	3,350,792,222.00

*Updated at 16:47.”

In response to the aforementioned letter, Vale clarifies that the company, its managers and the people with access to relevant acts or facts are not aware of any relevant act or fact that could justify such fluctuations.

In line with the information available in sections 4.1 (Description of Risk Factors) and 4.2 (Description of Main Market Risks) of the Reference Form and in the Company's financial statements, Vale reiterates that it is exposed to market risks, among them those related to the volatility of the prices of its products and notably the price of iron ore, a product that comprised approximately 78% of the Company's net sales revenue in the first six months of 2023.

In particular, on August 31, China announced measures that favor the real estate sector, such as allowing the country's largest cities to reduce the minimum down payment on real estate loans, encouraging lenders to reduce the interest charged to borrowers. The announcement of these stimuli led to an increase in the price of iron ore and metals such as copper.

We can see in the graph below that, during the period in question, shares issued by Vale, CSN Mineração and Rio Tinto appreciated in value, rising in dollars by approximately 13.6%, 8.4% and 6.5% respectively. Iron ore 62% by the Platts Index appreciated by 7.1% in the period.

Source: Bloomberg

In the case of Vale, on September 1, 2023, JP Morgan raised its recommendation for the company's shares from neutral to overweight. This assessment contributed to the appreciation of Vale's shares that day, as reported by press outlets specializing in the Brazilian capital market1.

Vale will keep its shareholders and the market in general informed, in accordance with CVM Resolution 44. We remain at your disposal for any further clarification that may be necessary.

Sincerely,

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

1 As examples:

▪	https://valorinveste.globo.com/mercados/renda-variavel/empresas/noticia/2023/09/01/jp-morgan-recomenda-compra-de-acao-da-vale-e-ve-potencial-de-214percent-de-alta.ghtml
▪	https://einvestidor.estadao.com.br/ultimas/jp-morgan-recomendacao-acoes-vale-vale3/

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: September 4, 2023		Head of Investor Relations